                                    FORM 18-K

           For Foreign Governments and Political Subdivisions Thereof

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                ANNUAL REPORT OF

                               THE STATE OF ISRAEL

                              (Name of Registrant)

                             -----------------------



               Date of end of last fiscal year: December 31, 2002



                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)


                          AMOUNTS AS TO                     NAMES OF
                       WHICH REGISTRATION                 EXCHANGES ON
TITLE OF ISSUE            IS EFFECTIVE                  WHICH REGISTERED
--------------            ------------                  ----------------
  N/A                          N/A                             N/A


            Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission


                                  HARRY LANGMAN
                         CONSUL AND CHIEF FISCAL OFFICER
                           FOR THE WESTERN HEMISPHERE
                               MINISTRY OF FINANCE
                             OF THE STATE OF ISRAEL
                                800 SECOND AVENUE
                                   17TH FLOOR
                            NEW YORK, NEW YORK 10017

      * THE REGISTRANT IS FILING THIS ANNUAL REPORT ON A VOLUNTARY BASIS.

                          STATE OF ISRAEL (THE "STATE")

The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:


         (a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

                  No such modifications.

         (b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

                  No such provisions.

         (c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

                  No such circumstances.

2. A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

         (a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

                  The internal funded debt of the State as of December 31, 2002 totaled NIS 418.1 billion.

         (b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

                  Reference is made to pages 72-75 of Exhibit D.

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

         Reference is made to pages 78-87 of Exhibit D.

4.       (a)      As to each issue of securities of the registrant which is
                  registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

                  (i) Total amount held by or for the account of the registrant.

                           As of December 31, 2002, the registrant held none.

                  (ii) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

                           Information not practicable to furnish.

                  (iii)    Total amount otherwise outstanding.

                           Not applicable.

         (b)      If a substantial amount is set forth in answer to paragraph
                  (a)(i) above, describe briefly the method employed by the registrant to reacquire such securities.

                  Not applicable.

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

         (a) Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

                  As of December 31, 2002, the State had no domestic short-term floating indebtedness. With regards to the State's domestic long-term floating indebtedness, reference is made to pages 85-87 of Exhibit D.

         (b) External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

                  As of December 31, 2002, the State had no external short-term floating indebtedness. With regards to the State's external long-term floating indebtedness, reference is made to pages 78-84 of Exhibit D.

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

         Reference is made to pages 60-65 of Exhibit D.

7.       (a)      If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

                  Not applicable.

         (b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

                  As of January 1, 2003, all activities and transactions in foreign currency between resident individuals and businesses and nonresidents are permitted. Reference is made to page 47 of Exhibit D for further information regarding foreign exchange controls.

8. Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

         Reference is made to pages 51-59 of Exhibit D.

9. Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

         Reference is made to Tables 15 - 19 of Exhibit D.

10. The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the "Statistical Handbook of the League of Nations." (These statements need be furnished only if the registrant has published balances of international payments.)

         Reference is made to Table 14 of Exhibit D.

The annual report comprises:

(a)      Pages numbered 1 to 6 consecutively.

(b)      The following exhibits:

                  Exhibit A:  None

                  Exhibit B:  None

                  Exhibit C1: Copy of the State Budget Proposal for Fiscal Year
                              2003 (in Hebrew).*

                  Exhibit C2: Copy of the Law to Improve Israel's Economy
                              (Amendment to Legislation to Achieve the Targets of the Budget and Economic Policy for Fiscal Years 2003 and 2004) of 2003 (in Hebrew)*

                  Exhibit D:  Current Description of the State of Israel

---------------------
* Filed by paper filing under cover of Form SE.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at New York, New York, on the 30th day of June, 2003.

                                      STATE OF ISRAEL

                                      By: /s/ Harry Langman
                                          --------------------
                                          Harry Langman
                                          Consul and Chief Fiscal Officer for
                                          the Western Hemisphere Ministry of
                                          Finance

                                      By: /s/ Yaron Neudorfer
                                          --------------------
                                          Yaron Neudorfer
                                          Deputy Chief Fiscal Officer for the
                                          Western Hemisphere Ministry of Finance

                                  EXHIBIT INDEX

EXHIBIT NO.                                                                                               PAGE NO.
-----------                                                                                               --------
A:  None

B:  None

C1: Copy of the State Budget Proposal for Fiscal Year 2003 (in Hebrew).*

C2  Copy of the Law to Improve Israel's Economy (Amendment to Legislation to
    Achieve the Targets of the Budget and Economic Policy for Fiscal Years
    2003 and 2004) of 2003 (in Hebrew)*

D:  Current Description of the State of Israel                                                               D-1


---------------------
* Filed by paper filing under cover of Form SE.